Ex. 99-B.4.4

ING Life Insurance and Annuity Company

Form of Code Section 408(b) "IRA" Endorsement

This Endorsement is used to enable this Contract to meet the qualification requirements for an Individual Retirement Annuity under Code Section 408(b). The following provisions amend the terms of the Contract, and the terms of the Endorsement shall prevail in case of a conflict with the terms of the Contract.
1.	Section 1.11, Purchase Payment(s), is deleted in its entirety and restated as follows:

Payment(s) made to the Company. Purchase Payment(s) must be in cash and the total of such contributions, other than rollover or employer contributions made to a Code Section 408(k) Simplified Employee Pension Plan, may not exceed such dollar amount as permitted under Code Section 219(b)(5)(A) or any higher limit allowed by law for any taxable year. We will maintain source records for the crediting of IRA contributions as described in Code Section 408(b).

Exceptions to the dollar maximum are:
(a)

A Contract Holder aged 50 or older may make catch-up contributions to the Contract over and above the maximum contribution amount otherwise permitted each year to the extent permitted under Code Section 219(b)(5)(B); and

(b)

The Contract shall accept rollover contributions of amounts that are considered rollover eligible amounts in accordance with Code Section 402(c)(4) from an eligible retirement plan described in Code Section 402(c)(8)(B). Such rollover contributions may include amounts that are not includible in income (pre-tax contributions) or amounts that are not includible in income (post-tax contributions), or both. The Contract shall not account for pre-tax and post-tax contributions separately.

Contributions that exceed limitations may either be refunded to the Contract Holder or applied to the following calendar year's contribution, as permitted by the Code. The Company assumes no responsibility for tax consequences that may result from excess contributions that are not refunded to the Contract Holder.
2.	Section 3.10, Sum Payable at Death (Before Annuity Payments Start) is deleted in its entirety and restated as follows:

The Company will pay the death benefit to the Beneficiary when:
(a)	The Contract Holder dies before Annuity Payments start; and
(b)	The death certificate or due proof of death is received in Good Order at our Home Office.

The sum payable will be the higher of:
    Current Value on the date when the notice is received in Good Order at our Home Office.
    Value of all premiums received prior to death adjusted pro-rata for withdrawals and annuitizations.

The Beneficiary may choose to apply any sum under an Annuity Option (see 4.06), unless restricted by the Contract Holder, subject to any other terms and conditions of this Contract, or to receive a lump sum payment.

Prior to any election, or until amounts must otherwise be distributed, the Beneficiary assumes all nonforfeitable rights under this Contract.

If the Beneficiary is the Contract Holder's surviving spouse, the first Annuity payment or the lump sum payment may be deferred to a date not later than December 31 of the year in which the Contract Holder would have attained age 70 1/2 or such later date as may be allowed under federal law or regulations. The spouse may choose to treat this Contract as his or her own.

If the Beneficiary is not the Contract Holder's surviving spouse, all of the Current Value must either be applied to an Annuity Option by December 31st of the year following the year of the Contract Holder's death or be paid to the Beneficiary by December 31st of the year containing the fifth anniversary of the Contract Holder's date of death.

In no event may payments to any Beneficiary under an Annuity Option extend beyond the life of the Beneficiary or any period certain greater than the Beneficiary's life expectancy. If no Beneficiary exists, the payment will be made to the estate of the Contract Holder.
3.	Section 3.11, Surrender Value, is deleted in its entirety and restated as follows:

The Company may reduce the amount payable upon surrender of any portion of the Current Value by a Surrender Fee. The Surrender Fee will be in accordance with the Surrender Fee provision shown on the Contract Schedule.

We are required by law to report any surrender to the Internal Revenue Service. Surrenders are reported as fully taxable to the Contract Holder. Determination of cost basis from nondeductible IRA contributions as permitted by the Code shall be the responsibility of the Contract Holder.

If a lump sum payment is elected in lieu of a Systematic Distribution Option or an Annuity Option, it must be paid no later than the April 1 of the calendar year following the year in which the Contract Holder turns age 70 1/2 or such later date as may be allowed under federal law or regulations. For a Roth IRA, refer to the Roth IRA Contract endorsement.

If the Contract Holder or Beneficiary does not request commencement of benefits as described above, we will not be responsible for compliance with the Code Section 401(a)(9) minimum distribution requirements and for any adverse tax consequences that may result.
4.	Section 3.15, Required Distribution to Contract Holder, is added as follows:
(a)

General Requirement: Notwithstanding any provision of this Contract to the contrary, the distribution of the Contract Holder's Current Value shall be made in accordance with the minimum distribution requirements of Code Section 401(a)(9) as amended, and any applicable regulation thereunder including Section 408(a)(6) or Section 408(b)(3) and also including the incidental death benefit provisions of Section 1.401(a)(9)-2 of the proposed regulations. For a Roth IRA, refer to the Roth IRA Contract endorsement instead of the provisions of this section.

(b)

Minimum Payments to Contract Holder: The Contract Holder's entire Current Value in the Contract must be distributed, or begin to be distributed, by the Contract Holder's required beginning date, which is the April 1 following the calendar year in which the Contract Holder turns age 70 1/2. For each succeeding year, a distribution must be made on or before December 31. By the required beginning date, the Contract Holder may elect to have the balance under the Contract distributed in one of the following forms according to the terms of the Contract:

(1)	a lump sum payment;
(2)	equal or substantially equal payments over the life of the Contract Holder;
(3)	equal or substantially equal payments over the lives of the Contract Holder and his or her designated Beneficiary;
(4)	equal or substantially equal payments over a specified period that may not be longer than the Contract Holder's life expectancy;
(5)	equal or substantially equal payments over a specified period that may not be longer than the joint life and last survivor expectancy of the Contract Holder and his or her designated Beneficiary.
(c)	Minimum Death Benefits: If the Contract Holder dies before his or her entire Current Value is distributed, the entire remaining balance will be distributed as follows:
(1)

If the Contract Holder dies on or after the date distributions have begun under paragraph (b) above, the entire remaining balance must be distributed at least as rapidly as provided under paragraph (b).

(2)

If the Contract Holder dies before distributions have begun under paragraph (b) above, the entire remaining balance must be distributed as elected by the Contract Holder or, if the Contract Holder has not so elected, as elected by the Beneficiary or Beneficiaries, as follows:

(i)	by December 31st of the year containing the fifth anniversary of the Contract Holder's death; or
(ii)

in equal or substantially equal payments over the life or life expectancy of the designated Beneficiary or Beneficiaries starting by December 31st of the year following the year of the Contract Holder's death. If, however, the Beneficiary is the Contract Holder's surviving spouse, then this distribution is not required to begin before December 31st of the year in which the Contract Holder would have turned 70 1/2.

(d)

Life Expectancies: Unless an Annuity Option has been elected by the Contract Holder prior to the commencement of distributions in accordance with paragraph (b) above (or, if applicable, by the surviving spouse where the Contract Holder dies before distributions have commenced), or unless a Systematic Distribution Option has been elected by the Contract Holder (see 3.15), life expectancies of the Contract Holder or spouse Beneficiary shall be recalculated annually for purposes of distributions under paragraphs (b) and (c) above. The life expectancy of a non-spouse Beneficiary shall not be recalculated.

Life expectancy is computed by the tables in the Income Tax Regulations.

(e)

Multiple IRAs: An individual may satisfy the minimum distribution requirements under Sections 408(a)(6) and 408(b)(3) of the Code by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirements for two or more IRAs. For this purpose, the Contract Holder of two or more IRAs may use the "alternative method" described in Notice 88-38, 1988-1 C.B. 524, to satisfy the minimum distribution requirements described above.

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5.	Section 4.02, Annuity Payments to Annuitant, Subsections (c) and (d) are added as follows:
(c)	Any certain period greater than the Annuitant's life expectancy as determined according to regulations under Code Section 401(a)(9); or
(d)	Any certain period greater than the life expectancy of the Annuitant and the Beneficiary as determined according to regulations under Code Section 401(a)(9).

Endorsed and made a part of the Contract as of the Effective Date.

President ING Life Insurance and Annuity Company

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